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FEB 27 2009
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SECURIT 09058693 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Stratford Road , Suite 402
(No. and Street)

Winston-Salem (City) North Carolina (State) 27104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Bullard - (336) 722-7881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP
(Name – *if individual, state last, first, middle name*)

212 West Center Street, (Address) Lexington, (City) North Carolina (State) 27292 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/16

OATH OR AFFIRMATION

I, Linwood P. Britton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY S HUNT
Official Seal
Notary Public - North Carolina
Forsyth County
My Comm. Expires Apr. 19, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ORR GROUP, LLC

Table of Contents

R&A

Rives & Associates, LLP

Certified Public Accountants

Independent Auditors' Report

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

We have audited the accompanying statement of financial condition of The Orr Group, LLC as of December 31, 2008, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Orr Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2009

Rives & Associates, LLP

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Member: American Institute of Certified Public Accountants, North Carolina Association of Certified Public Accountants
www.rivescpa.com

THE ORR GROUP, LLC

Statement of Financial Condition

December 31, 2008

ASSETS

Current assets:				
Cash	$	39,345		
Accounts receivable		25,328		
Reimbursable expenses		80		
Prepaid expenses		15,869	$	80,622
Property and equipment:				
Computer and software		28,525		
Office furniture and equipment		3,742		
		32,267		
Less: accumulated depreciation		7,759		24,508
Total assets			$	105,130

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	$	-
Total current liabilities		-
Members' equity		105,130
Total liabilities and members' equity	$	105,130

Notes to financial statements are an integral part hereof

See independent auditors' report

THE ORR GROUP, LLC

Statement of Income

For the year ended December 31, 2008

Revenues:				
Fees and commissions	$	767,808		
Interest		490	$	768,298
Expenses:				
Employee compensation		212,372		
Consulting fees		6,373		
Travel		42,386		
Dues and subscription		73,087		
Professional fees		63,583		
Office rent		48,874		
Insurance		62,628		
Payroll taxes		36,172		
Contract services		1,875		
Telephone		11,038		
Simple plan matching contribution		2,507		
Office supplies		11,759		
Meals and entertainment		7,904		
Advertising and marketing		1,705		
Repairs and maintenance		12,334		
Printing and reproduction		300		
Postage and delivery		3,561		
Workers' compensation insurance		6,285		
Depreciation		3,016		
Interest		464		
Property tax		173		
Contributions		743		
Gifts		446		
Education		660		
Bad debt expense		3,419		
Miscellaneous		492		614,156
Net income			$	154,142

Notes to financial statements are an integral part hereof

See independent auditor's report

THE ORR GROUP, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2008

Balance, December 31, 2007	$	92,328
Capital contributions		30,000
Distributions paid		(171,340)
Net income		154,142
Balance, December 31, 2008	$	105,130

Notes to financial statements are an integral part hereof

See independent auditors' report

THE ORR GROUP, LLC
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the year ended December 31, 2008

Balance, December 31, 2007	$ -
Increases (decreases), 2008	-
Balance, December 31, 2008	$ -

Notes to financial statements are an integral part hereof

See independent auditors' report

THE ORR GROUP, LLC
Statement of Cash Flows
For the year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	154,142
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		3,016
Changes in operating accounts:		
Accounts receivable		4,129
Reimbursable expenses		3,748
Prepaid expenses		(1,486)
Accounts payable		(9,349)
Credit card payable		(8,031)
Accrued payroll		(3,054)
Net cash provided by operating activities:		143,115
Cash flows from investing activities:		
Purchase of property and equipment		(11,638)
Net cash used by investing activities:		(11,638)
Cash flows from financing activities:		
Capital contributions		30,000
Distributions paid		(171,340)
Net cash used by financing activities:		(141,340)
Net decrease in cash		(9,863)
Cash at beginning of year		49,208
Cash at end of year	$	39,345
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$	213

Notes to financial statements are an integral part hereof

See independent auditors' report

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina limited liability company licensed in North Carolina and South Carolina. The Company's revenue is generated principally by fees for facilitating merger and acquisitions and the related consulting fees for business valuations. The Company operates primarily within the Southeastern United States.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $39,345 which was $34,345 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 100 at December 31, 2008.

Accounting Method

The financial statements were prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method to account for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made based upon specific account balances that are considered uncollectible. Management considers accounts receivable to be collectible therefore no allowance for doubtful accounts has been made. Accounts receivable amounted to $25,328 for the year ended.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments will be capitalized. Depreciation expense is completed using the straight line and accelerated methods over the estimated useful lives of the assets as follows:

Computer and software	3 - 5 years
Office furniture and equipment	7 years

Depreciation expense for December 31, 2008 totaled $3,016.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Marketing Cost

The Company expenses the cost of advertising and marketing as they are incurred. Advertising expense was $1,705 for the year ended December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Limited Liability Company

The membership interests are divided into two classes - Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2008 there were no Class B interests.

Accounting Developments

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has elected to delay implementation of FIN 48 until the year ending December 31, 2009.

NOTE 2 – INCOME TAX STATUS

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal income tax returns of the members. The financial statements do not reflect a provision for income taxes.

NOTE 3 – COMMITMENTS

The Company has a lease commitment under a non-cancelable operating lease for its office space expiring November 30, 2011. The following is a schedule by years of the future minimum payments under this operating lease as of December 31, 2008.

2009	$	50,147
2010		51,457
2011		52,807
Total	$	$154,411

Rent expense for the year ended December 31, 2008 was $48,874.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Winston-Salem, North Carolina. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. During the year the Company's bank balance exceeded the federally insured limit.

NOTE 5 - SIMPLE RETIREMENT PLAN

The Company implemented a Simple retirement plan during 2005. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable not to exceed the limits established by the Internal Revenue Code. The Company matches up to 3% of the employee salary deferred contributions and 3% of self-employed earnings for the members/owners.

For the year ended December 31, 2008, the Company's matching contributions were $2,507.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company paid a related entity approximately $32,000 during 2008 for consulting and professional services.

The Company is affiliated with another company that owns an airplane through common ownership. From time to time the Company uses the airplane for business travel and, in turn, pays the related entity for the cost of the travel.
The total amount paid for the year ending December 31, 2008 was $7,569.

Schedule 1

THE ORR GROUP, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net capital:		
Total members' equity	$	105,130
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		105,130
Add:		
Subordinated borrowings in computation of net capital of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		105,130
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment at cost net of accumulated depreciation		24,508
Accounts receivable		25,328
Reimbursable expenses		80
Prepaid expenses		15,869
Total nonallowable assets		65,785
Net capital	$	39,345
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	-
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement	$	5,000
Ratio: Aggregate indebtedness to net capital		0 TO 100

THE ORR GROUP, LLC

Computation of Net Capital

Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007:

Net capital, as reported in company's Part II (unaudited) FOCUS report	$	39,345
Audit adjustment to record interest paid on bank account		-
Net capital, as reported on the audited financial statement Schedule 1 - net capital	$	39,345

Exemption Provisions Under Rule 15c3-3

The Orr Group, LLC claims an exemption from Rule 15c3-3 under section (k)(2)(i).

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

In planning and performing our audit of the financial statements of The Orr Group, LLC as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures mentioned in the preceding paragraph.

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control or the practices and procedures referred to, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Officers, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2009

Rives & Associates, LLP

THE ORR GROUP, LLC

Financial Statements and
Supplementary Information
As of or for the year ended
December 31, 2008